To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, USA 82-1072

04054153

The Standard -
8 December 2004 (Wednesday)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

ANNOUNCEMENT

The Company announces that the Government has granted the Company's application for a temporary waiver of restrictions on its ownership in Galaxy for a period of 12 months from 28 December 2004 to 27 December 2005.

Reference is made to the discloseable transaction announcement and circular of Television Broadcasts Limited ("the Company") dated 16 September 2004 and 5 October 2004 respectively (collectively "the Announcements") relating to the agreement by Intelsat Hong Kong, LLC to transfer all its shares in Galaxy Satellite TV Holdings Limited ("JVCo") to TVB Satellite TV Holdings Limited a wholly-owned subsidiary of the Company, or its nominee on 28 December 2004. In the Announcements, the Company indicated that it had applied to the Government of Hong Kong for a waiver of the restriction for the Company to hold, acquire or beneficially owned 50% or more of the total voting control of Galaxy Satellite Broadcasting Limited ("Galaxy"), a wholly-owned subsidiary of JVCo for a period of 12 months from 28 December 2004 to 27 December 2005 so that the Company would have time to find a new investor to take up a 51% interest in JVCo.

The Company has been informed by the Government on 7 December 2004 that the Company's application has been granted. The Company has not yet commenced any negotiation with potential investors in Galaxy. Further announcement will be made as appropriate as soon as there is further development in the negotiation with potential investors in Galaxy.

As at the date hereof, the Board of Directors of the Company comprises the following Directors:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To *
Chien Lee (alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

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For and on behalf of
Television Broadcasts Limited
Ho Chan Fai
Company Secretary

7 December 2004, Hong Kong